SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

August 9, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein are the Registrant’s Interim Condensed Consolidated Financial Statements (unaudited) as at June 30, 2005.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

August 9, 2005

SCITEX CORPORATION LTD.

(An Israeli Corporation)

INTERIM REPORT

(UNAUDITED)

AT JUNE 30, 2005

SCITEX CORPORATION LTD.

(An Israeli Corporation)

INTERIM REPORT

(UNAUDITED)

AT JUNE 30, 2005

The amounts are stated in U.S. dollars ($) in thousands.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2005

	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
	U.S. dollars in thousands

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	82,649	85,892
Short-term investments	58,385	56,693
Restricted deposit	17,998	18,000
Trade receivables	35,311	32,792
Other receivables	6,678	7,369
Deferred income taxes	436	758
Inventories	39,318	36,726

T o t a l current assets	240,775	238,230

INVESTMENTS AND OTHER NON-CURRENT
ASSETS	4,856	9,987

PROPERTY, PLANT AND EQUIPMENT, net of
accumulated depreciation and amortization	10,060	9,147

GOODWILL	7,013	6,714
OTHER INTANGIBLE ASSETS, net of accumulated amortization	8,030	9,282

	270,734	273,360

BY: /S/ Ami Erel —————————————— Ami Erel Chairman of the Board of Directors

BY: /S/ Raanan Cohen —————————————— Raanan Cohen Interim President & Chief Executive Officer

	June 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
	U.S. dollars in thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term bank credit and loans including current maturities	32,235	34,312
Trade payables	15,928	21,877
Taxes on income, net of advances	16,047	16,437
Accrued and other liabilities	25,262	22,970
Current liabilities related to discontinued operation	1,235	2,193

T o t a l current liabilities	90,707	97,789

LONG-TERM LIABILITIES:
Loans, net of current maturities:
Banks	7,628	8,802
Other	2,591	2,540
Liability for employee rights upon retirement	4,130	4,178

T o t a l long-term liabilities	14,349	15,520

LONG-TERM LOANS FROM RELATED
PARTIES, CONVERTIBLE INTO SUBSIDIARY'S SHARES	1,609	1,551

T o t a l liabilities	106,665	114,860

MINORITY INTEREST	5,476	4,226

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.12 par value
(authorized - June 30, 2005 and December 31, 2004 -
48,000,000 shares; issued and outstanding -
June 30, 2005 and December 31, 2004 - 43,467,388 shares)	6,205	6,205
Capital surplus	279,007	278,812
Accumulated other comprehensive income (loss)	(630)	(327)
Deferred stock compensation	(623)	(517)
Accumulated deficit	(93,066)	(97,599)
Treasury shares, at cost (June 30, 2005 and December 31, 2004 -
5,401,025 shares)	(32,300)	(32,300)

T o t a l shareholders' equity	158,593	154,274

	270,734	273,360

The accompanying notes are an integral part of these condensed financial statements.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30		Three months ended June 30
	2005	2004	2005	2004
	(Unaudited)		(unedited)
	U.S. dollars in thousands (except per share data)

REVENUES:
Products	43,840	37,604	21,702	18,886
Service and supplies	30,428	22,417	15,985	11,910

T o t a l revenues	74,268	60,021	37,687	30,796

COST OF REVENUES:
Cost of products	26,152	20,730	13,340	11,028
Cost of service and supplies	15,734	12,097	7,812	5,880

T o t a l cost of revenues	41,886	32,827	21,152	16,908

GROSS PROFIT	32,382	27,194	16,535	13,888

RESEARCH AND DEVELOPMENT EXPENSES - net	7,204	6,123	4,003	2,602
SELLING AND MARKETING EXPENSES	10,079	9,530	5,499	5,535
GENERAL AND ADMINISTRATIVE EXPENSES	9,046	8,817	4,531	4,065
AMORTIZATION OF INTANGIBLE ASSETS	2,292	3,057	1,154	1,523

OPERATING INCOME (LOSS)	3,761	(333)	1,348	163

FINANCIAL INCOME (EXPENSES) - net	1,640	348	683	(233)
OTHER INCOME (EXPENSES) - net	797	(657)	829	(489)

IMCOME (LOSS) BEFORE TAXES ON INCOME	6,198	(642)	2,860	(559)

TAXES ON INCOME	(970)	(601)	(439)	(124)
GAIN FROM SALE / SHARE IN RESULTS OF
ASSOCIATED COMPANY	876	(622)	981	(250)
MINORITY INTERESTS IN RESULTS OF
A SUBSIDIARY	(1,571)	(674)	(650)	(224)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	4,533	(2,539)	2,752	(1,157)
NET INCOME (LOSS) FROM DISCONTINUED
OPERATION	-	51,592	-	(78)

NET INCOME (LOSS) FOR THE PERIOD	4,533	49,053	2,752	(1,235)

EARNINGS (LOSS) PER SHARE ("EPS") - BASIC:
Continuing operations	$0.12	$(0.06)	$0.07	$(0.03)
Discontinued operation	-	$1.21	-	$(0.00)

	$0.12	$1.15	$0.07	$(0.03)

EARNINGS (LOSS) PER SHARE ("EPS") - DILUTED:
Continuing operations	$0.11	$(0.06)	$0.07	$(0.03)
Discontinued operation	-	$1.21	-	$(0.00)

	$0.11	$1.15	$0.07	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands) -
Basic	38,066	42,605	38,066	42,193

Diluted	38,134	42,605	38,134	42,193

The accompanying notes are an integral part of these condensed financial statements.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share capital	Capital surplus	Accumulated other comprehensive income (loss)	Accumulate deficit	Deferred Stock Compensation	Treasury shares	Total
	U . S . d o l l a r s i n t h o u s a n d s

BALANCE AT JANUARY 1, 2005 (audited)	6,205	278,812	(327)	(97,599)	(517)	(32,300)	154,274
CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2005 (unaudited):
Income for the period				4,533			4,533
Other comprehensive loss, in respect of
available-for-sale securities			(303)				(303)

Total comprehensive loss							4,230

Deferred stock compensation related to options granted
to employees		195			(195)		-
Amortization of deferred stock compensation					89		89

BALANCE AT JUNE 30, 2005 (unaudited)	6,205	279,007	(630)	(93,066)	(623)	(32,300)	158,593

BALANCE AT JANUARY 1, 2004 (audited)	6,205	368,104	(552)	(144,852)		(4,207)	224,698
CHANGES DURING THE SIX MONTHS ENDED
JUNE 30, 2004 (unaudited):
Income for the period				49,053			49,053
Other comprehensive loss, in respect of
realization of currency translation adjustments			706				706
Total comprehensive loss							49,759
Appropriation for cash distribution distributed
subsequent to balance sheet		(89,837)					(89,837)
Purchase of treasury shares						(28,093)	(28,093)

BALANCE AT JUNE 30, 2004 (unaudited)	6,205	278,267	154	(95,799)		(32,300)	156,527

The accompanying notes are an integral part of these condensed financial statements.

(Continued – 1)

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2005	2004
	(Unedited)
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,533	49,053
Net income from discontinued operation	-	51,592

Net income (loss) from continuing operations	4,533	(2,539)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Income and expenses not involving cash flows:
Minority interests in a subsidiary	1,571	674
Gain from sale / Share in results of associated company, net	(876)	622
Depreciation and amortization	4,038	4,465
Settlement in respect of acquired Technology	-	(390)
Provision of doubtful accounts	(1,224)	56
Loss on disposal of fixed assets	-	7
Amortization of deferred stock compensation	111	-
Long-term prepaid expenses	60	(49)
Loss from sale of available-for-sale and bonds interests income	135	351
Accrued severance pay, net	10	(216)
Interest on long-term loans, net	109	102
Write-off and write-down of investments in
investee companies	32	360
Deferred income taxes, net	324	(7)
Gain from other investment	(826)
Changes in operating asset and liability items:
Increase in trade and other receivable	(604)	(3,643)
Increase in inventories	(2,383)	(5,126)
Decrease in accounts payable and accruals	(3,535)	(3,690)

Net cash provided by (used in) continuing operations	1,475	(9,023)
Net cash provided by (used in) discontinued operation	(959)	1,981

Net cash provided by (used in) operating activities	516	(7,042)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of investment in subsidiary classified as
discontinued operation	-	230,418
Acquisition of assets and operations consolidated
for the first time *	-	293
Acquisition of available-for-sale marketable securities	(10,102)	(76,573)
Proceeds from sale of marketable securities	7,972	29,020
Purchase of fixed assets	(2,866)	(689)
Proceeds from settlement in respect of unrealizable technology	-	1,000
Purchase of goodwill and intangible assets	(1,851)	(1,180)
Restricted deposits, net	5,002	(9,788)
Investment in subsidiary and other investments	(669)	-
Proceeds from disposal of associated company	1,000	-
Cash distribution received from other investment	1,006	-

Net cash provided by (used in) investing activities	(508)	172,501

Subtotal - forward	8	165,459

(Concluded – 2)

SCITEX CORPORATION LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30
	2005	2004
	(Unaudited)
	U.S. dollars in thousands

Subtotal - brought forward	8	165,459

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans	(1,173)	-
Receipt of Convertible long-term loans from related parties	-	805
Purchase of treasury shares	-	(28,093)
Discharge of long-term liabilities	-	(444)
Decrease in short-term bank credit - net	(2,078)	(7,789)

Net cash used in financing activities	(3,251)	(35,521)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,243)	129,938
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	85,892	56,761

CASH AND CASH EQUIVALENTS AT END OF YEAR	82,649	186,699

* Acquisition of assets and operations consolidated
for the first time:
Assets and liabilities at the date of acquisition:
Deficiency in working capital (excluding cash
and cash equivalents)	-	573
Fixed assets - net	-	(140)
Investment in associated company	-	2,266
Intangible assets arising on acquisition	-	(2,987)
Long-term loans and other liabilities	-	581

Cash received	-	293

The accompanying notes are an integral part of these condensed financial statements.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2005
(UNAUDITED)

NOTE 1 – GENERAL

a.	The interim statements as of June 30, 2005 and for the six and three months period then ended (hereafter – the interim statements) were drawn up in condensed form, in accordance with generally accepted accounting principles applicable to interim statements. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

In management’s opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the reported periods. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b.	On May 24, 2005, the Company and the Company’s two largest shareholders, Clal and Discount (the “Purchasers”) purchased all of the shares of a minority shareholderin Scitex Vision, constituting 1.89% of Scitex Vision’s issued share capital (1.35% on a fully diluted basis) in consideration for $1.6 million. Additional contingent consideration is to be paid if Scitex Vision undergoes an “exit event” within the next 2 years at a higher valuation as detailed in the agreement. In the framework of the agreement, the minority shareholder dismissed all suits and other legal proceedings it had initiated or had threatened to initiate against the Company, the Purchasers and other various parties. In addition, the minority shareholder, on one hand, and the Company, the Purchasers and other various parties on the other hand waived all other claims and disputes in connection with Scitex Vision they may have vis-à-vis the other party to the agreement.

c.	On July 1, 2005, IDX Systems Corporation (NASDAQ:IDXC) acquired the assets of RealTimeImage, Ltd., (RTI) in which the Company holds approximately 14.9% of the issued share capital (RTI was recorded on the Company’s balance sheet at $1.2 million as of June 30, 2004, and accounted under the cost method). IDX purchased the assets of RTI at a purchase price of $15.5 million. The distribution of funds to the shareholders of RTI is subject to certain time and other limitations and processes, including under the above agreement.

d.	On June 29, 2005, the Company sold all of its holdings in Objet to several shareholders of Objet for $3 million in cash, payable in two installments. First installment of $1 million was paid on June 29, 2005 and the second installment is to be paid in mid-October 2005. Additional contingent consideration will be paid to the company if Objet undergoes specified “exit events” prior to the end of 2007, as stipulated in the agreement. In the six and three months ended on June 30, 2005, the company recorded a gain of approximately $981 thousand. The company has not yet recognized the gain that will result from the payment of the $2 million.

e.	On March 21, 2005, the Company announced that it is engaged in preliminary negotiations for the possible sale of its holdings in Scitex Vision, in which it holds approximately 77% of the issued share capital (approximately 70% on a fully diluted basis) for an enterprise value of Scitex Vision in the range of $230-250 million. The Company added that the proposed transaction is subject to a due diligence process, negotiation and execution of definitive agreements, and there is no assurance whatsoever that any transaction would result with respect to Scitex Vision or as to the terms, deal structure and the purchase price for Scitex Vision if a sale occurs. Should the Company successfully complete negotiations and sell its holdings in Scitex Vision, it is probable that it will become a Passive Foreign Investment Company (PFIC) in 2005 or in subsequent years. If we are characterized as a PFIC, U.S. holders may suffer adverse tax consequences.

SCITEX CORPORATION LTD.
(An Israeli Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT JUNE 30, 2005
(UNAUDITED)

NOTE 3 – INVENTORIES

Composed as follows:

	June 30, 2005	December 31, 2004
	(Unaudited )	(Audited)
	U.S. dollars in thousands

Components of systems and materials	12,291	12,880
Work in process	1,098	843
Consumables	6,324	4,937
Finished products	19,605	18,066

	39,318	36,726